RESOURCE FINANCE & INVESTMENT LTD

June 3, 2004

Mr. Victor Erickson

Mr. Andre Audet

c/ 3741 West 36th Ave

Vancouver, Canada V6N 2S3

Gentlemen:

RE: CADILLAC WEST PROJECT

Whereas Andre Audet and Victor Erickson acting as a 50:50 unincorporated partnership, (herein referred to as "A&E") have staked 282 mineral claims comprising approximately 9450 hectares in Beauchastel and Dasserat Townships in the Province of Quebec (herein referred to as the "A&E Claims"), a compilation of which is attached hereto as Appendix "A", and have entered into a letter agreement dated 30 April 2004 with Richmont Mines Inc. ("Richmont") of Rouyn-Noranda, Quebec (The "Richmont Agreement") attached hereto as Appendix "B", in which A&E or its assignee has the right to earn a 50% interest via two separate options in 77 claims covering approximately 2185 hectares in Beauchastel and Dasserat Townships;

Resource Finance & Investment ("RFI") a Bermuda corporation, hereby offers to take assignment of the A&E Claims and the Richmont Agreement on the following terms:

1)	RFI has incorporated a company in the Province of British Columbia as Cadillac West Explorations Inc. (herein referred to as "CWE").

2)	A&E will within 15 business days of execution of this Agreement:

i)	assign the A&E claims to CWE:
ii)	obtain the approval of Richmont as required in the Richmont Agreement for assignment of the A&E interest; and
(iii)	assign its interests in the Richmont Agreement to CWE.

3)

A&E will be issued 3,000,000 common shares in the capital of CWE which shares will be released from escrow no later than June 1, 2006; and a further 1,000,000 common shares for each of the two property options contained in the Richmont Agreement, to be released from escrow to A&E or cancelled as the case may be, upon satisfaction or termination, respectively, of the said property options.

______________________________________________________________________________

RESOURCE FINANCE & INVESTMENT LTD

Registered office:	Administrative office:
The Corner House, Parliament Street, Hamilton, Bermuda	c/o EuroHelvetia Trustco S.A.
Mailing: P.O. Box 1027, Hamilton, HM DX, Bermuda	P.O. Box 691
Tel: (144) 1295 8455 Fax: (144) 1292 1373 / 295 6792	1215 Geneva 15, Switzerland
Tel (41) 22 7990800 Fax (41) 22 7990801

4)	RFI will fund CWE as to CA$1,000,000 by December 15, 2004 as to:

i)

$310,000 by August 1, 2004 more or less according to the short-term budget attached hereto as Appendix "C", to meet Quebec Ministry of Natural Resources assessment work deadlines, including $27,000 in respect of the planned geophysical survey upon execution of this Agreement; and

ii)

upon satisfaction of i) above, and additional $540,000 no later than October 15, 2004, of which amount $500,000 will be segregated to meet the Minimum Expenditure requirements of the Richmont Agreement.

5)

Any funds advanced by RFI pursuant to item 4) above shall be secured by a note, which shall be convertible on or before December 31, 2004 into common shares of CWE at the rate of 10 shares for each dollar advanced. Upon conversion of the full $1,000,000 of advances, RFI shall be granted 2,000,000 share purchase options or warrants exercisable until November 30, 2008 at $0.25 per CWE common share. Appendix "D" attached hereto describes the projected capital structure of CWE in which RFI and A&E will hold 70.59% and 29.41% equity interests respectively, upon RFI funding the full $1,000,000, and exercising all the 2,000,000 warrants. Other than as described above, the common shares issued to RFI and A&E shall carry no special rights, and any subsequent third party equity financing shall dilute the parties' holdings equally and proportionately.

6)

A&E will manage and direct the project, and report to the board of directors of CWE. The board will be comprised of nominees to be agreed; however RFI shall have control of the board upon payment of the first $310,000 as detailed in Clause 4 i). Reasonable terms of a management agreement will be mutually agreed between the parties.

7)

A&E will retain a royalty (the "Royalty") on production from any of the A&E Claims or the properties covered by the Richmont Agreement or on any property subsequently acquired within 3 km of the land position (the "Area of Interest") in which it holds an interest as of the date of this Agreement, on the following terms:

i)	the Royalty shall be 1.5% of net smelter return ("NSR"), as commonly defined in the industry;
ii)	the Royalty shall be applicable to NSR attributable to CWE, as affected particularly by CWE farm-ins, but shall be not diminished by farm-outs of CWE interests;
iii)	the Royalty shall not be applicable to the first 100,000 oz gold produced from any given deposit; and
iv)	the Royalty shall apply to production from properties acquired from arms-length parties only to the extent the aggregate royalty due to that party and A&E is no more than 3% of NSR.

8)

Information concerning, and matters arising from this Agreement shall be treated as confidential by the parties hereto and shall not, without the prior consent of the other party (not to be unreasonably withheld) be disclosed to third parties, except to the extent that such disclosure may be necessary to meet the requirements of regulatory authorities.

9)

The parties hereto agree to carry out diligently and immediately all contractual, administrative and funding requirements to complete this transaction, in view of the urgency of the current circumstances.

10)	This Agreement shall be governed and interpreted in accordance with the laws of the Province of British Columbia.

This letter sets forth the understanding and agreement between Resource Finance & Investment Ltd., and Andre Audet and Victor Erickson with respect to the subject matter hereof. If this understanding is acceptable, please execute below and return a copy, whereupon the foregoing shall become an effective and binding agreement between us.

Yours truly,

RESOURCE FINANCE & INVESTMENT LIMITED

/s/ Michael Brickell

Michael Brickell,

Director

Confirmed and Agreed to this 3rd day of June, 2004.

/s/ Victor Erickson

Victor Erickson

/s/ Andre Audet

Andre Audet